August 8, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Damon Colbert, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	Aftersoft Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed on July 15, 2008
File No. 333-140758

Dear Mr. Colbert:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated July 25, 2008, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover Page

1.
Please switch the column headings under the sentence, "We are not selling any securities for our own account under this Prospectus," or clarify your defined terms. Based on your defined terms, it seems that "Information with Respect to the Resale of the Additional Shares" should be the heading for the other column.

We have made the requested change.

Prospectus Summary, page 1

2.
We reissue comment five from our letter dated April 18, 2008. Please disclose the material terms of the sale of EXP and DSS. For example, clearly identify the parent company of EU Web Services, whose shares you received as consideration for the sale of EXP, clarify the entity that purchased the shares of CSC from DSS, and clarify the number of shares received in each transaction.

We have added the requested disclosure.

Mr. Damon Colbert
Securities and Exchange Commission

Risk Factors, page 6

3.	We note the removal of the first two risk factors. As these appear to be material risks, please add them back to this section.

We have added the two risk factors back to this section.

4.
We note your response to comment 7 in our letter dated April 18, 2008, and we reissue that comment. We note that ADNW is not current in its reporting obligations. Provide clear disclosure throughout the prospectus and add a risk factor. In light of these delinquencies, provide a supplemental analysis as to why it would be in the public interest to declare the registration statement effective. We direct you to Item 461(b) of Regulation C. As part of your supplemental analysis, you should address whether any of the current executive officers and directors of ADNW are your executive officers or directors and whether the control person(s) of ADNW will also be the control person(s) of Aftersoft after the spin-off.

We have added the risk factor as well as disclosure throughout the prospectus, where appropriate, to advise readers of ADNW’s not being current in its reporting obligations.

We are also responding supplementally to the Staff’s request as to why it would be in the public interest to declare the registration statement effective as well as to clarify certain relationships between Aftersoft’s officers and ADNW’s officers before and after the spin-off.

We respectfully suggest that it is in the public interest to declare the registration statement effective so that Aftersoft Group, Inc., which is a viable, reporting business, will have an opportunity to embark upon its business objectives as a stand-alone entity without the stigma of its past association with ADNW. We believe that shareholders of ADNW, who will also now become direct shareholders of Aftersoft Group, Inc., will be in a better position to recover their investment if Aftersoft is provided an opportunity to exist in the marketplace as a stand-alone entity. Declaring the registration statement effective will also provide ADNW the much-needed opportunity, now that it has been substantially restructured, to embark upon its business plan, which is primarily the development of Orbit.

Mr. Ian Warwick is currently the Chairman and CEO of each of ADNW and Aftersoft. It has been through Mr. Warwick’s efforts that a viable business plan exists for Aftersoft, which is why he has remained in each position. Mr. Warwick intends, upon the effectiveness of the registration statement, and the successful dividending of the Aftersoft shares to ADNW shareholders, to resign his positions with ADNW and become solely affiliated with Aftersoft.  We have been advised that, anticipating Mr. Warwick’s departure, the board of ADNW has commenced a search for his successor.

Mr. Damon Colbert
Securities and Exchange Commission

Maiority Stockholder Distributing Securities and Additional Selling Shareholder Distributing Securities, page 12

5.
When you refer to separating ADNW's activities into two separate groups, you refer to one as "Auto Dealer Management." It is unclear what part of ADNW's business this refers to, as the disclosure indicates the Orbit business is a "system for supply and collection of data throughout the automotive industry." Please clarify.

The entire disclosure in this section has been clarified to address the Staff’s comment.

6.	Please define "Record Date" and "Ex-Dividend Date” the first time you use these terms.

    We have made the requested change.

7.
We note your disclosure on page 13: "As part of this Registration Statement and Prospectus, we are issuing and registering 300,000 shares of our common stock ... to Mr. Arthur Blumenthal..." Please reconcile this disclosure with your disclosure in other parts of the prospectus stating that the 300,000 shares were issued in 2007. It appears that the registration would only cover the resale, since the issuance would have been pursuant to a private placement in 2007, as discussed in prior comment 15 from our letter dated April 18, 2008.

We have made the requested change.

8.
We reissue comment 12 from our letter dated April 18, 2008. Please tell us whether the approval of ADNW shareholders is required for the spin-off, and if not, explain why. In this regard, we note that this spin-off appears to relate to the distribution of substantially all of the assets of ADNW. Clarify whether Delaware law or ADNW's governing documents would require a vote in this context.

The Company does not believe that the approval of ADNW shareholders is required for the spinoff. Delaware law requires shareholder approval for a “sale” of substantially all the assets of a company. Since this is a “distribution,” which is a dividend under Delaware law since there is no consideration attached to the distribution, the Company believes that Section 271 of Delaware General Corporate Law is not applicable. In addition, ADNW’s governing documents do not require a vote in this context.

Plan of Distribution, page 14

9.
In response to comment 13 from our letter dated April 18, 2008 you have removed the statement that "We understand that ADNW will effectively cease operations and become dormant following the distribution of the Dividend Shares." Please add disclosure to briefly explain ADNW's business plans following the distribution. In addition, add disclosure clarifying whether ADNW may merge with a private company following the spin-off.

We removed the aforementioned statement because we did not believe that it belonged in the “Plan of Distribution” section. We have moved the disclosure of ADNW’s plans post spin-off to the “Corporate Background” section where we believe it more properly belongs and have clarified our understanding of ADNW’s plans post-spinoff, including our understanding that there are no current plans for ADNW to merge into a private company after the spin-off.

Mr. Damon Colbert
Securities and Exchange Commission

10.	Please clarify the "table" you refer to in the last sentence of the first paragraph on page 15.

The disclosure has been clarified to refer to the “beneficial ownership” table.

11.
We note your response to comment 15 in our letter dated April 18, 2008. Please reconcile your disclosure regarding ADNW's intention to distribute the Dividend Shares as soon as practicable after the registration statement is declared effective with your disclosure regarding the "selling stockholders" on pages 15 through 17.

We have clarified this section’s disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management. page 22

12.
We note your disclosure that ADNW owned 76.83% of your outstanding common stock as of July 9, 2008, and your disclosure in the "Prospectus Summary" section that ADNW owns approximately 76.75% of your outstanding common stock, as of July 15, 2008. Please reconcile your disclosure, or tell us why it is unnecessary to do so.

We have revised the disclosure to reconcile the figures to clarify that ADNW owns 76.83% of Aftersoft common stock.

Management's Discussion and Analysis, page 36

Results of Operations for the Nine Months Ended March 31, 2008, page 46

Revenues, Page 46

13.
We note that you believe that present funding from ongoing sales and revenue will continue to sustain you through the coming year in line with projections while allowing you to expand further into the U.S. marketplace. We further note on page F-32 that you recorded operating losses in each of the three and nine months ended March 31, 2008, and on page F-33 that your operating activities generated negative cash flows during the nine months ended March 31, 2008. Please disclose why you believe that the present funding from your sales will sustain you when the present funding has not generated positive cash flows or results of operations, or revise your assertion to clarify your position.

We have added the requested disclosure.

Mr. Damon Colbert
Securities and Exchange Commission

Cost of Revenues, page 46

14.
We note that cost of revenues decreased as a result of ongoing cost-cutting initiatives. Please describe those initiatives in greater detail, and explain to us how you applied SFAS 146 in accounting for and disclosing the initiatives.

We have added the requested disclosure. Please note that the Company was not involved with formal exit or disposal plans or activities and does not believe that the requirements of SFAS 146 were applicable.

General and Administrative Expenses, page 47

15.
We note that general and administrative expenses increased by $4,522,000 during the nine months ended March 31, 2008. Please expand your discussion and analysis of this increase to more fully describe the reasons for the increase.

We have expanded our discussion and analysis as requested.

Liquidity and Capital Resources, page 48

16.	We note that you used cash to settle approximately $2,700,000 of liabilities of ADNW. Please tell where this use of cash is presented on your consolidated statement of cash flow on page F-33.

The $2.7 million from the settlement of liabilities is included in the Statement of Cash Flows in “Net advances to parent company relating to operating activities” - $(1,769).

17.
Please expand your discussion and analysis of liquidity and capital resources as of March 31, 2008, to provide the information set forth in Item 303(a)(1) and (2). In this regard, provide a clear picture of your ability to generate cash and meet existing or reasonably like future cash requirements. Provide a description of your cash requirements and sources and uses of cash. Describe whether it is reasonably likely you will be required to assume additional liabilities of your parent company ADNW again in the future. Refer to FRC 501.13. for additional guidance.

We have added the requested disclosure.

Certain Relationships and Related Transactions and Director Independence, page 51

18.
We note your response to comment 30 in our letter dated April 18, 2008, and we reissue that comment. Please expand your disclosure concerning the acquisitions and the transactions with ADNW to include the information required by Item 404(a) of Regulation S-K.

We have expanded the disclosure to include the information required by Item 404(a) of Regulation S-K where applicable.

Mr. Damon Colbert
Securities and Exchange Commission

Executive Compensation, page 57

Compensation Discussion and Analysis, page 57

19.
We note the following statement on page 59: "Our Chief Executive's salary is evaluated based on a comparison with a peer group as determined by our independent directors." Please clarify how this peer group is used in determining the compensation. For example, clarify whether the peer group is used for benchmarking or whether this is a general comparison.

We have clarified this disclosure as requested.

Summary Compensation Table, page 61

20.
Since the fiscal year ended June 30, 2008 has been completed, please revise the table and update the disclosure throughout the executive compensation section to reflect the most recently completed fiscal year.

The updated table has been added and the disclosure has been added to reflect the fiscal year ended June 30, 2008.

Consolidated Balance Sheets, page F-31

21.
Please tell us why your deferred revenue has decreased June 30, 2007, to March 31, 2008. To the extent the decrease is material to an investor's understanding of trends within your business, expand your MD&A to discuss the decrease.

In accordance with SFAS No. 144, we have reclassified the comparative June 30, 2007 audited balance sheet to reflect the net assets of the operations we sold during Fiscal 2008 in separate captions entitled “Net assets/liabilities of discontinued operations,” as disclosed in Note 8. After this reclassification, the change in deferred revenue between periods is approximately $237,000, which we believe is not material and thus not included in our MD&A discussion.

Note 4. Transactions with Parent Company, page F-45,

22.
We note that you recorded the reduction in the amounts due from parent company of $800,000 as general and administrative expense. We further note that you classify the receivable from your parent company as contra-equity. Please tell us why you recorded an expense for the reduction in the receivable.

Since fiscal 2006, we have been accumulating the net amounts due from ADNW (as a result of our paying for ANDW-related expenditures on ADNW’s behalf in excess of the amount paid by ANDW for Company-related expenditures on our behalf) in the account “Amount due from parent company.” We recorded an $800,000 reduction of the amount due from ADNW in the quarter ended March 31, 2008 to reflect the over-estimation of the amounts that we would actually realize from the settlement of this receivable. As the payments made by us on ADNW’s behalf were general and administrative in nature, we recorded this reduction in the receivable to general and administrative expense. At the time management recorded this adjustment, we believed that we would liquidate this receivable for cash by selling the shares of ADNW that we received to third parties in an arms-length transaction(s). Later, we determined that it was not likely that we could fully liquidate these shares for cash; at that point, we reclassified the value of such shares as contra-equity. For the June 30, 2008 audit, any further changes in value of the ADNW securities will be adjusted through the consolidated equity accounts.

Mr. Damon Colbert
Securities and Exchange Commission

Exchange Act Filings

23.
We note your response to comment 47 in our letter dated April 18, 2008, and we reissue that comment. Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures, as applicable.

Pursuant to a conference call on August 4, 2008 we had with you, Mr. Colbert, the Company intends to file an amendment to its Form 10-KSB for the fiscal year ended June 30, 2007 in order to incorporate the Staff’s comments on its financial statements and the related disclosures, as applicable.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch

cc: Aftersoft Group, Inc.